Exhibit 99.1

The following is a form of letter sent to certain persons on May 23, 2016. Bayer

Dear [Sir or Madam],

I am writing to you today to provide some background regarding Bayer’s announcement that it has made an offer to acquire Monsanto.

Our mission at Bayer is developing solutions to provide a better life for people across the world. We believe the acquisition of Monsanto would be an opportunity to expand upon that mission by enhancing our position as a Life Science company with leadership positions in its core segments. This would enable us to tackle the significant agricultural challenges of the future. Our complementary agricultural solutions and geographies would allow us to offer farmers a broader range of innovative and high-quality products. With Monsanto, Bayer would be able to further expand our commitment to the United States as well as the global community.

Bayer’s proposal is about delivering exceptional solutions for sustainable growth, research, innovation and investment in an integrated product line needed to advance the next generation of farming. The agricultural industry continues to advance innovative ways to serve farmers who face new and unique challenges to produce food on a sustainable basis for a rapidly increasing global population. The facts are indisputable — by 2050 the world’s population will grow to around 10 billion people, requiring the world’s farmers to produce 60 percent more food than we are currently producing to feed them. At the same time, arable land per capita will decline by 17 percent based on development and climate change. Meeting this unprecedented growth in demand for food, fuel and fiber will require new thinking and fully leveraging the power of innovation on a worldwide scale.

Fundamentally, the proposed combination of Bayer and Monsanto is about growth and bringing new and innovative solutions to farmers. In the U.S., Bayer has a 150-year history and today we have operations in 140 sites across 25 states employing around 14,000 people, with a brand that is broadly recognized and trusted. Any combination with Monsanto would enhance our commitment to the United States. Under the proposed transaction, the combined business would provide opportunities for employees of both companies and have its global Seeds & Traits and North American commercial headquarters in Missouri, its Digital Farming business in California, its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, with an important presence in North Carolina, as well as many other locations throughout the U.S.

May 23, 2016

Bayer AG

Werner Baumann

Chief Executive Officer

Postal address:

Building W 11

Kaiser-Wilhelm-Allee 1

D-51368 Leverkusen

Germany

Tel.   +49 214 30 47720

Fax    +49 214 30 96 47720

CEO-office@bayer.com

Board of Management:

Werner Baumann, CEO;

Liam Condon

Johannes Dietsch

Hartmut Klusik

Kemal Malik

Erica Mann

Dieter Weinand

Chairman of the

Supervisory Board:

Werner Wenning

Registered Office:

Leverkusen

Local Court of Cologne

HRB 48248

We share Monsanto’s vision to create an integrated platform that is capable of generating substantial value for all stakeholders. Bayer will continue to be positioned as a leading Life Science company, providing innovative and science-based solutions for farmers, doctors, public health officials and consumers through our current product offerings in Pharmaceuticals, Consumer Health, Animal Health and, of course, Crop and Environmental Science.

Today, we’ve made the very first step by announcing an offer to acquire Monsanto and the start of a process that may well take some time. We have set up a website — www.advancingtogether.com — to keep you updated and informed.

We look forward to providing you with relevant updates as the process moves forward. Please do not hesitate to contact us if you have any questions.

Best regards,

Werner Baumann	James Blome
Bayer AG	Bayer CropScience LP
Chairman of the Board of Management	President & CEO

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov